Filed by ActionPoint, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Captiva Software Corporation

Commission File No.: 0-22292

On March 20, 2002 ActionPoint, Inc., filed the following documents under cover of Form 8-K which are incorporated by reference into this filing:

Forward Looking Statements

The following documents contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward-looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Actionpoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

  Agreement and Plan of Merger and Reorganization dated March 4, 2002, by and among ActionPoint, Inc., Condor Merger Corp. and Captiva Software Corporation (the definitive agreement for the merger of ActionPoint, Inc. and Captiva Software Corporation),
  Second Amendment to Rights Agreement dated March 4, 2002, by and between ActionPoint, Inc. and EquiServe Trust Company, N.A.
  the form of Voting Agreement entered into by certain stockholders of ActionPoint, Inc. with Captiva Software Corporation, and the form of Voting Agreement entered into by shareholders of Captiva Software Corporation and ActionPoint, Inc.

Where You Can Find Additional Information

Investors and security holders of both ActionPoint and Captiva Software Corporation ("Captiva") are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint and Captiva with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint and Captiva.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

ActionPoint, its directors, executive officers and certain other members of ActionPoint's management and employees may be deemed to be participants in the solicitation of proxies from ActionPoint stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in ActionPoint's Form 10-K filed with the SEC on April 2, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from ActionPoint.

Captiva, its directors, executive officers and certain other members of Captiva's management and employees may be deemed to be participants in the solicitation of proxies from Captiva stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants may be obtained by calling Rick Russo, the Chief Financial Officer of Captiva, at (858) 320-1001.